Mail Stop 3561

January 30, 2009

Clyde B. Anderson
Executive Chairman of the Board
Books-A-Million, Inc.
402 Industrial Lane
Birmingham, AL 35211

> **Re:** **Books-A-Million, Inc.**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed April 17, 2008**
> **Forms 10-Q for Fiscal Quarters Ended May 3, August 2 and**
> **November 1, 2008**
> **Filed June 10, September 9 and December 9, 2008, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 21, 2008**
> **File No. 0-20214**

Dear Mr. Anderson:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended February 2, 2008

Item 1. Business

General, page 4

1. We note that your revenues are derived from selling merchandise such as new and used books in hardcover, paperback and audio formats, magazines, newspapers, movies in DVD, music in CD, gifts, toys and games, gift cards, book club memberships etc. Please disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services as required by Item 101(c)(1)(i) of Regulation S-K or advise us why you are not required to do so. Similarly, revise the segment footnote to your financial statements to provide the enterprise-wide disclosures as required by paragraph 37 of SFAS 131, as appropriate.

Item 2. Properties, page 11

2. Your disclosure relating to the description of the leased properties should be enhanced to provide an investor a better understanding of their properties since you do not disclose any property locations. Accordingly, please expand your disclosure to include the locations of the superstores and traditional book stores you operated as of the end of the most recent balance sheet date and provide additional information on the geographic location of your warehouses, distribution and fulfillment centers. Refer to Instruction 1 to Item 102 of Regulation S-K.

Exhibit 13

Selected Consolidated Financial Data, page 3

3. Please revise your presentation to include the amounts for Other Long-Term Liabilities of $10.3 million as of February 2, 2008 which is required to be included for all periods presented to comply with Item 301 of Regulation S-K. See paragraph 2 of Instruction 1 to Item 301 of Regulation S-K. Please also include these liabilities in your tabular presentation of contractual obligations and commitments table on page 12 under *Future Commitments* in management's discussion and analysis as required by Item 303(a)(5) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

4. Your disclosure states comparable store sales performance is determined each fiscal quarter during the year based on all stores open for at least 12 months.

Please expand your disclosure to clarify how you treat stores that are under renovation, but remain open in your calculation for all periods presented and advise us.

5. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note the recent decline in consumer retail spending in the current economic environment has affected almost all companies in every industry. However, you have not provided investors with an overview of how the negative trends have affected your business. Please expand your discussion to provide investors with a better understanding of how you anticipate the negative trends being reported in the current U.S. economy as well as a continuing decline in national consumer retail spending over the last twelve to eighteen months will impact you. You should provide a more robust discussion of the negative impacts to the extent material that have had or you reasonably expect them to have on your earnings trends, liquidity and capital resources. Further, please discuss in reasonable detail:

- Economic or industry-wide factors relevant to your company, and
- Material opportunities, challenges, and
- Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Critical Accounting Policies
Inventories, page 6

6. Please expand your disclosure to indicate whether there have been significant variances between your estimates of shrinkage when compared to adjustments resulting from physical inventories each fiscal period.

7. Please revise your disclosure to clarify what estimates you make with respect to merchandise mark down and vendor allowances and how do you determine the amount being estimated for all periods presented. For example, please state if you estimate the amount of vendor allowances recorded each period based on volume of units sold, as applicable.

Liquidity and Capital Resources

Future Commitments, page 12

8. Revise your presentation to include on a separate line the amount of scheduled interest to be paid on all of the short-term borrowing and long-term debt relating to the industrial bonds. See Item 303(a)(5) of Regulation S-K.

Consolidated Financial Statements
Consolidated Balance Sheets, page 17

9. Tell us and disclose the nature of the line item of $10.3 million Other long term liabilities as shown on the face of the consolidated balance sheets.

Notes to Consolidated Financial Statements
Note 8. Business Segments, page 34

10. Please revise your disclosure to specially identify your operating segments and provide all of the disclosures as required by paragraph 26(a) of SFAS 131 and advise us.

Exhibit 31.1

11. Please ensure that your certifications appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, in paragraph 3 you refer to "this annual report" rather than "this report."

Definitive Proxy Statement on Schedule 14A

Beneficial Ownership of Common Stock, page 12

12. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Anderson BAMM Holdings, LLC and The Charles C. Anderson Family Foundation. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Compensation Discussion and Analysis, page 15

13. We note that you do not discuss any executive employment agreements or any executive change-in-control agreements or change-in-control benefits. Please confirm to us that you do not have any of these agreements or benefits or revise your disclosure to discuss.

Elements of Compensation, page 16

14. We note that you have not provided a quantitative discussion of either the terms of the necessary goals to be achieved for your named executive officers to earn cash bonuses or the performance based objectives to receive performance based shares of restricted shares. If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons. If disclosure of the performance-related factors would cause competitive harm, please discuss in your disclosure how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Role of Executive Officers in the Compensation Process, page 19

15. Please revise to discuss the "input" that Mr. Anderson and Ms. Cochran provided the Compensation Committee concerning the compensation of your other executive officers.

Transactions with Related Persons, page 20

16. Please augment your disclosure to indicate how you determine whether a transaction is a related party transaction. Further, please verify that the agreements in connection with the transactions referred to in the discussion have been filed as exhibits with the Commission.

Forms 10-Q for Fiscal Quarters Ended May 3, August 2 and November 1, 2008

17. As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Accountant, at (202) 551-3241 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director